Exhibit 99.8
KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Baytex Energy Corp.:
We, KPMG LLP, consent to the use of our reports, each dated February 24, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
Chartered Professional Accountants
Calgary, Canada
March 1, 2021